Exhibit 99.2

ANNUAL GENERAL AND SPECIAL MEETING OF SHAREHOLDERS

NOTICE AND ACCESS NOTIFICATION TO SHAREHOLDERS

NexGen Energy Ltd. ("NexGen") has chosen to use the notice and access model for delivery of meeting materials to its shareholders. Under notice and access, shareholders still receive a proxy or voting instruction form enabling them to vote at the shareholders' meeting. However, instead of receiving a paper copy of the Information Circular, shareholders receive this notice explaining how to access such materials electronically.

MEETING DATE AND LOCATION

WHEN:	Thursday, June 11, 2020 at 2:00 p.m. (Vancouver time)
WHERE:	NexGen Energy Ltd.
Suite 3150
1021 West Hastings Street
Vancouver BC V6E 0C3

VOTING MATTERS

Election of Directors: To set the number of directors at eight members and to elect the directors of the Corporation for the ensuing year. See the section entitled “Setting the Number of Directors” and “Election of Directors” in the Circular.

Appointment of Auditors: To re-appoint KPMG LLP as independent auditor of the Corporation for the ensuing year and to authorize the directors to fix their remuneration. See the section entitled “Appointment of Auditors” in the Circular.

Approval of Shareholders Rights Plan: To approve the Amended and Restated Shareholders Rights Plan Agreement

SHAREHOLDERS ARE REMINDED TO VIEW THE MEETING MATERIALS PRIOR TO VOTING.

WEBSITES WHERE MEETING MATERIALS ARE POSTED

The Circular can be viewed online under the Corporation’s profile at www.sedar.com or on the Corporation’s website at www.nexgenenergy.ca.

HOW TO OBTAIN PAPER COPIES OF THE MEETING MATERIALS

Shareholders may request that a paper copy of the meeting materials be sent to them by postal delivery at no cost to them. Requests may be made up to one year from the date the Information Circular was filed on SEDAR by:

➢	Calling 1-800-841-5821; or
➢	Sending an email to ddang@nxe-energy.ca

If you request materials before the Meeting, the Information Circular will be sent to you at no charge within 3 business days of receiving your request. To receive the Information Circular before the voting deadline for the Meeting of 2:00 p.m. (Vancouver time) on June 9, 2020, your request must be received no later than Tuesday, May 26, 2020. Please note that you will not receive another form of proxy or voting instruction form, so please keep the one you received with this notice.

If you request materials on the date of the Meeting or in the year following the filing of the Information Circular, it will be sent to you within 10 calendar days of receiving your request. Following the Meeting, the documents will remain available at the websites listed above for a period of at least one year.

NexGen has determined that only those shareholders with existing instructions on their account to receive paper material will receive a paper copy of the Information Circular with this notification.

VOTING

There are several convenient ways to vote your shares including online and via telephone. You will find attached to this notice a form of proxy or a voting instruction form containing detailed instructions on how to vote your shares. If you wish to attend and vote at the Meeting, please follow the instructions found in the enclosed form of proxy or voting instruction form. You are reminded to view the Meeting materials prior to voting.

	Beneficial Shareholder Shares held with a broker, bank or other intermediary	Registered Shareholders Shares held in own name and represented by a physical certificate
Internet:	www.proxyvote.com	www.investorvote.com
Phone or Fax:	Call or fax to the number(s) listed on your voting instruction form	Phone: 1-866-732-8683 Fax: 1-866-249-7775
Mail:	Return the voting instruction form in the enclosed postage paid envelope	Return the form of proxy in the enclosed postage paid envelope

Please submit your vote well in advance of the proxy deposit deadline of

2:00 p.m. (Vancouver time) on Tuesday, June 9, 2020.

BOARD RECOMMENDATION

The Board of Directors of NexGen unanimously recommends that Shareholders VOTE FOR all of the proposed resolutions.

If you have questions or require assistance with voting, please contact NexGen's proxy solicitation and information agent:

Laurel Hill Advisory Group

North American Toll-Free Number: 1-877-452-7184

Outside North America: 416-304-0211

Email: assistance@laurelhill.com